DWS Strategic Municipal Income Trust (the
"Fund")

Sub-Item 77I: Terms of new or amended
securities

During the reporting period, the Fund issued 2,419 floating rate municipal term preferred shares
("MTPS") in a private offering. The Fund used the proceeds of the MTPS issuance to repurchase approximately 86.4% of its outstanding auction rate preferred shares ("ARPS") tendered at a price equal to 96% of the ARPS' per share liquidation preference plus any unpaid accrued dividends.

The Fund's Statement Establishing and Fixing the
Rights and Preferences of Floating Rate Municipal
Term Preferred Shares (the "Statement of
Preferences") contains a description of the Fund's
MTPS. A copy of the Statement of Preferences is attached under Sub-Item 77Q1(a).